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SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

UN
SECURITIES AND
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BRYANT PARK CAPITAL SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 5th Avenue, 16th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL MAGERMAN **(484) 586-8212**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

... X Certified Public Accountant

... Public Accountant

... Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Joel Magerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryant Park Capital Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIGNATURE

Chief Executive Officer

Title

Notary Public

PAMELA J LAWRENCE
NOTARY PUBLIC STATE OF NEW YORK
NEW YORK COUNTY
LIC. #01LA4911530
COMM. EXP. 4/27/2014

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYANT PARK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

BRYANT PARK CAPITAL SECURITIES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

CITRINCOOPERMAN

Audit & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Bryant Park Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bryant Park Capital Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2014

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

BRYANT PARK CAPITAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash	$	576,643
Due from Parent		59,957
Other assets		400
TOTAL ASSETS	$	637,000
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities	$	-
Commitments and contingencies (Note 6 & 7)		
Shareholder's equity:		
Common stock- no par value; 15,000 shares authorized, 10,000 shares issued and outstanding		10,000
Additional paid-in capital		153,711
Retained earnings		473,289
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	637,000

See accompanying notes to statement of financial condition.

BRYANT PARK CAPITAL SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of Bryant Park Capital, LLC (the "Parent").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

The Company records revenue from its investment banking and other business activities at the time the transaction is closed.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts receivable

Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial condition of the Company's customers was to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance.

NOTE 3. INCOME TAXES

The Company elected to be treated as a Qualified Subchapter S Subsidiary of the Parent under the Internal Revenue Code. As such, the Company is not liable for federal income taxes on operating income. For federal tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. State and local income taxes are calculated as if the Company files on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

NOTE 3. INCOME TAXES (CONTINUED)

The Company's allocated share of state and local taxes for 2013 has been forgiven by the Parent as a result of the Company's previously generated net operating loss carryforwards utilized by the Parent.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company and Parent file income tax returns in the U.S. federal, state, and local jurisdictions. Generally, the Company and its Parent are no longer subject to federal, state, or local income tax examinations by these taxing authorities for years before 2010.

NOTE 4. CONCENTRATION OF MARKET AND CREDIT RISK

The Company maintains its cash in bank accounts in amounts that, at times, may exceed the federally insured limit.

NOTE 5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company had net capital of $576,643 which was $571,643 in excess of the required minimum net capital of $5,000.

NOTE 6. RELATED-PARTY TRANSACTIONS

In accordance with a service agreement (the "agreement") between the Parent and the Company expiring in February 2015, all administrative expenses of the Company are paid by the Parent. Under the agreement, the Company reimburses the Parent for its fixed share of administrative expenses, as well as expenses directly related to the Company. For the year ended December 31, 2013, the Company reimbursed the Parent $1,265,307, representing its fixed share of administrative expenses and expenses directly related to the Company.

The Company's share of expenses can be forgiven by the Parent if the Company's net capital were to fall below 120% of its minimum net capital requirement. During 2013, the Parent forgave payment of $87,965 in expenses; accordingly, the Company reflected such amount as a capital contribution.

NOTE 6. RELATED-PARTY TRANSACTIONS (CONTINUED)

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were distributed to the Parent during 2013.

NOTE 7. CONTINGENCY

From time to time, the Company may be a party to litigation or regulatory proceedings arising during the ordinary course of operations. During 2012, the Company commenced an arbitration before the American Arbitration Association against a former client seeking payment of additional fees for services the Company rendered under an agreement with that former client. The client denied such claim and filed a counter-claim for return of fees it paid to the Company, and for damages the former client said were incurred because the Company allegedly did not fulfill its obligations under the agreement. The agreement between the Company and the former client requires the client to indemnify the Company from any claim other than its gross negligence and willful misconduct, neither of which were identified by the former client in its claim against the Company. In February 2013, an arbitration panel heard both the Company's claim and the former client's counter claim. A final and unappealable decision has been rendered by the arbitration panel that neither the Company nor the former client are responsible for damages to each other, and neither has any additional obligation or liability to the other under the agreement. Therefore, as of December 31, 2013 the Company does not have any reportable contingent liabilities that require disclosure.

NOTE 8. SUBSEQUENT EVENTS

Effective in 2014, all administrative expenses of the Company will continue to be paid by its Parent but the Parent will not seek reimbursement for those expenses. This change was precipitated by a desire to facilitate the Company's finances. Through the date that this report was issued, there are no other subsequent events that need to be reported.

NOTE 9. RECENT REGULATORY DEVELOPMENTS

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers and replacing generally accepted auditing standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a Securities Investor Protection Corporation (SIPC) member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC and broker-dealers will be required to file a new quarterly Form Custody.

NOTE 9. RECENT REGULATORY DEVELOPMENTS (CONTINUED)

In addition, SEC-adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its statement of financial condition.